UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: July 15, 2015
Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare
L-1610 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective August 1, 2015, Lisa Manget Buchanan will assume the role of Senior Vice President, General Counsel and Secretary of Pacific Drilling, S.A. (the "Company"). Prior to joining the Company, Ms. Buchanan served as Executive Vice President, General Counsel and Secretary and Chief Administrative Officer at Cal Dive International, Inc. from June 2006 to July 2015. From September 1987 to June 2006, Ms. Buchanan was an attorney at the law firm of Jones Walker LLP, first as an associate and then, commencing January 1994, as a partner. Ms. Buchanan holds a Bachelor of Science in Commerce from the University of Virginia and a Juris Doctorate from Louisiana State University Law Center.

Ms. Buchanan replaces the Company’s former Vice President, General Counsel and Secretary, Kinga E. Doris, who left the Company to pursue another opportunity.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	July 22, 2015	By	/s/ Paul T. Reese
Paul T. Reese
Chief Financial Officer